Berkeley Income Trust, Inc.
1012 Sutton Way
Grass Valley, California 95945

July 27, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Berkeley Income Trust, Inc. Registration Statement on Form S-11 File No. 333-124639

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Berkeley Income Trust, Inc. (the “Company”) hereby requests the withdrawal of the Company's Registration Statement on Form S-11, File No. 333-124639 (the “Registration Statement”) in response to your letter of June 3, 2005 to the effect that the issuer, Berkeley Income Trust, Inc., must file the Registration Statement under a CIK number assigned to Berkeley Income Trust, Inc. rather than the CIK number assigned to Eisenhower Real Estate Funds Corporate and Government Properties, Inc. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Peter Healy of O’Melveny & Myers, LLP at 415-984-8833, or the undersigned at 530-477-1572.

Sincerely,

/s/ MICHEL D. SNEGG

Michel D. Snegg
President and Chief Executive Officer

cc:	Peter T. Healy, Esq.
Norman D. Villarina, Berkeley Income Trust, Inc.